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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWS Investments Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago	IL	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford Goldstein 201-593-3294
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford Goldstein, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of DWS Investments Distributors, Inc., as of 12/31/09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified in Queens County
Commission Expires Dec. 20, 2013

Vinny Sookoo
Notary Public

Clifford Goldstein
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



DWS INVESTMENTS DISTRIBUTORS, INC.

(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2009

(With Independent Registered Public Accounting Firm's Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Stockholder
Deutsche Investment Management Americas, Inc. and Subsidiaries:

We have audited the accompanying statement of financial condition of DWS Investments Distributors, Inc., (the Company), an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc., as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DWS Investments Distributors, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

DWS INVESTMENTS DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 99,667,482
Administrative service and distribution fees receivable	11,833,111
Commissions receivable	1,023,020
Receivable from affiliates	9,490,598
Deferred tax asset	2,018,000
Property, plant and equipment (net of accumulated depreciation $432,171)	261,112
Other assets	1,328,906
Total assets	$ 125,622,229
Liabilities and Stockholders' Equity	
Administrative service and distribution fees payable	$ 16,311,652
Payable to affiliates	6,397,856
Income tax payable	13,912,379
Accounts payable and accrued expenses	21,584,894
Total liabilities	58,206,781
Stockholders' equity:	
Common stock:	
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares	1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares	10
Paid-in capital	7,893,371
Retained earnings	59,521,067
Total stockholders' equity	67,415,448
Total liabilities and stockholders' equity	$ 125,622,229

See accompanying notes to statement of financial condition.

(1) Organization and Business

DWS Investments Distributors, Inc. (the Company) is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). DIMA is a wholly owned subsidiary of Taunus Corporation (Taunus). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company serves as distributor and/or underwriter for certain registered investment companies managed by DIMA. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

(d) Share-Based Compensation

Deutsche Bank AG (the Bank) has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, the Company records compensation expense for share-based awards that do not require future services, and share-based awards that require future service continue to be amortized into expense over the relevant service period.

(e) Income Taxes

The results of the Company are included in the consolidated U.S. federal income tax return of its ultimate parent, Taunus. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis. Further, the Company is reimbursed on a current basis by Taunus for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC 740 (Income Taxes). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition.

(f) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(g) Recent Accounting Developments

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of US GAAP. While the Codification did not change US GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the third quarter of 2009 and did not have an effect on the Company's financial condition, net capital, results of operations or cash flows.

(3) Related Party Transactions

The Company is involved in related party transactions with certain of its affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

(a) Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2009, as included in the statement of financial condition:

Assets:		
Cash and cash equivalents	$	6,975,808
Receivables from affiliates		9,490,598
Other assets		83,941
	$	16,550,347
Liabilities:		
Payables to affiliates	$	6,397,856
Accounts payable and accrued expenses		676,985
	$	7,074,841

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities.

The commissions paid for the sale of Class B mutual fund shares are recovered over future periods through the receipt of 12b-1 distribution payments and contingent deferred sales charges. The Company assigned its rights (without recourse) to these future cash flows to DIMA. The Company also assigned its rights (without recourse) to contingent deferred sales charges on the Class C mutual fund shares to DIMA. In return, DIMA agrees to reimburse the Company for the commissions paid on the sale of Class B mutual fund shares. DIMA agrees to reimburse the Company for the commission paid on the sale of Class C mutual fund shares, and for other general and administrative expenses.

(4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009, were as follows:

Deferred tax assets:		
Deferred compensation	$	1,822,000
Pension and postretirement benefits		33,000
Other		163,000
Gross deferred tax assets		2,018,000
Valuation allowance		—
Deferred tax assets net of valuation allowances	$	2,018,000

The Company believes it is more likely than not that the results of the future operations will generate sufficient taxable income to realize the net deferred tax assets.

The Company remains subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2001 and the U.S. federal jurisdiction, for years after 2003.

(5) Employee Benefit Plans

Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) *Defined Contribution Plan – Matched Savings Plan*

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1%-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a matching contribution from the Company of up to 4% of eligible compensation. In addition, participants employed less than ten years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed ten or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) *Share-Based Compensation Plans*

The Company participates in various share-based compensation plans of the Bank, including the Restricted Equity Units Plan, the DB Share Scheme and the Global Share Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from one to five years. The Bank discontinued the Global Share Plan in 2009.

The Bank adopted guidance in ASC 718 related to share-based compensation plans effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2009, the Company was allocated a loss of approximately $425,000 related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2009, the Company's net capital, alternative net capital, and excess net capital were $54,096,832, $250,000, and $53,846,832, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(7) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the statement of financial condition through February 26, 2010, the date the statement of financial condition is available to be issued. Management has determined that there are no events that would require disclosure in the Company's statement of financial condition through this date.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Stockholder
Deutsche Investment Management Americas, Inc. and Subsidiaries:

In planning and performing our audit of the statement of financial condition of DWS Investments Distributors, Inc. (the Company) (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010